UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

AGCO CORPORATION
(Name of Issuer)

Common Stock
(Title of Class of Securities)

001084102
(CUSIP Number)

Robert B. Schumer, Esq. Cullen L. Sinclair, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 17, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 001084102	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON Tractors and Farm Equipment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,150,152
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,150,152
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON TAFE Motors and Tractors Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,263,321
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,263,321
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,263,321
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.4%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 001084102	SCHEDULE 13D	Page 4 of 7

1	NAME OF REPORTING PERSON Mallika Srinivasan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of India
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,059
	8	SHARED VOTING POWER 12,150,152
	9	SOLE DISPOSITIVE POWER 20,059
	10	SHARED DISPOSITIVE POWER 12,150,152
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,170,211
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 001084102	SCHEDULE 13D	Page 5 of 7

The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer on April 9, 2013, as amended by Amendment Nos. 1 through 14 (the “Schedule 13D”), is hereby further amended and supplemented to include the information set forth herein. This amended Statement on Schedule 13D/A constitutes Amendment No. 15 to the Schedule 13D. Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.

Item 1. Security and Issuer

This Schedule 13D relates to shares of the common stock (the “Common Stock”) of AGCO Corporation (the “Issuer”), the principal executive offices of which are located at 4205 River Green Parkway, Duluth, Georgia 30096.

Item 3. Source and Amount of Funds or Other Consideration

Except for the 20,059 shares that Ms. Srinivasan (together with the Companies (as defined below), the “Reporting Persons”) holds directly and that were awarded to her under the AGCO Corporation Long-Term Incentive Plan for her services as a director of the Issuer, the source of the funds used by the Reporting Persons to purchase the reported shares, pursuant to the Purchase Plans, was the working capital of Tractors and Farm Equipment Limited (“TAFE”) or of TAFE Motors and Tractors Limited (“TAFE Motors and Tractors” and, together with TAFE, the “Companies”). The Reporting Persons paid a total of $585,802,249.73 (exclusive of brokers’ commissions and other administrative costs) to purchase the reported shares. Ms. Srinivasan did not pay for the shares that were awarded to her under the AGCO Corporation Long-Term Incentive Plan.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph immediately before the second-last paragraph thereof:

On February 17, 2021, Ms. Srinivasan sent a letter to the Board relating to the foregoing matters. The purpose of the letter was to express Ms. Srinivasan’s concern regarding the Board’s insufficient progress refreshing Board composition and implementing governance, strategic and financial changes intended to maintain and enhance the shareholder value of the Issuer. The letter also reiterated TAFE’s proposal that the Board install three new directors as part of a broad Board refresh, as well as TAFE’s proposal that the Board change the lead independent director. The foregoing description of the letter is qualified in its entirety by reference to the full text of the letter, which is attached as Exhibit G to this Schedule 13D and incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

(a) The aggregate percentage of shares reported owned on this Schedule 13D is based on 74,899,512 shares of Common Stock outstanding as of November 2, 2020, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed with the SEC on November 9, 2020. As of the close of business on February 16, 2021, (i) TAFE beneficially owned 12,150,152 shares of Common Stock, which constituted approximately 16.2% of the Common Stock outstanding; (ii) TAFE Motors and Tractors beneficially owned 3,263,321 shares of Common Stock, which constituted approximately 4.4% of the Common Stock outstanding; and (iii) Ms. Srinivasan beneficially owned 12,170,211 shares of Common Stock, which constituted approximately 16.2% of the Common Stock outstanding, including the 20,059 shares she holds in her individual capacity. Ms. Srinivasan disclaims beneficial ownership of the Common Stock beneficially owned by each of the Companies, and this report shall not be deemed an admission that Ms. Srinivasan is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. Each of the Companies disclaims beneficial ownership of the 20,059 shares of Common Stock owned directly by Ms. Srinivasan in her individual capacity, and this report shall not be deemed an admission that either of the Companies is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose. TAFE Motors and Tractors disclaims beneficial ownership of the 8,886,831 shares of Common Stock purchased on behalf of TAFE under the Purchase Plans, and this report shall not be deemed an admission that TAFE Motors and Tractors is a beneficial owner of such shares for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 or for any other purpose.

CUSIP No. 001084102	SCHEDULE 13D	Page 6 of 7

(b) For each person listed, the following table indicates the number of shares of Common Stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition:

Reporting Person	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
TAFE	0	12,150,152	0	12,150,152
TAFE Motors and Tractors	0	3,263,321	0	3,263,321
Mallika Srinivasan	20,059	12,170,211	20,059	12,170,211

(c) See Annex A hereto.

(d) Not applicable.

(e) Not applicable.

Item 7. Material to Be Filed as Exhibits

Exhibit A*	Persons through whom Amalgamations Private Limited (“Amalgamations”) may be deemed to control the Companies

Exhibit B†	Directors and Executive Officers of the Companies

Exhibit C*	Directors and Executive Officers of Amalgamations

Exhibit D**	Amended and Restated Letter Agreement, dated April 24, 2019, between Tractors and Farm Equipment Limited and AGCO Corporation

Exhibit E†	Limited Power of Attorney, dated as of February 17, 2021

Exhibit F*	Joint Filing Agreement, dated as of April 3, 2013

Exhibit G	Letter

*	Included by reference to the initial filing of this Schedule 13D, filed with the SEC on April 9, 2013.
**	Included by reference to Amendment No. 10 to this Schedule 13D, filed with the SEC on April 26, 2019.
†	Amends previous filing.

CUSIP No. 001084102	SCHEDULE 13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 17, 2021

TRACTORS AND FARM EQUIPMENT LIMITED,

By:	/s/ Cullen L. Sinclair
Name: Cullen L. Sinclair,
attorney-in-fact*

TAFE MOTORS AND TRACTORS LIMITED,

By:	/s/ Cullen L. Sinclair
Name: Cullen L. Sinclair,
attorney-in-fact*

/s/ Cullen L. Sinclair
Cullen L. Sinclair, attorney-in-fact for
Mallika Srinivasan*

*	This Amendment No. 15 to Statement on Schedule 13D was executed by Cullen L. Sinclair as Attorney-In-Fact for Tractors and Farm Equipment Limited, TAFE Motors and Tractors Limited and Mallika Srinivasan, pursuant to the Limited Power of Attorney granted by them.

ANNEX A

Transactions by TAFE during the last 60 days: None.

Transactions by TAFE Motors and Tractors during the last 60 days: None.

Transactions by Ms. Srinivasan in her individual capacity during the last 60 days: None.

EXHIBIT B

Directors and Executive Officers of TAFE

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of TAFE.

Name of Director	Title	Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
Ms. Mallika Srinivasan	Chairman and Managing Director	India	Chief Executive	35/77 Nungambakkam High Road Chennai 600034	20,059 (1)	None.
Mr. R.C.Banka	Director	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. P.B.Sampath	Director	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sandeep Sinha	CEO	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. S.Chandramohan	Group President	India	Finance	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr.V.P.Ahuja	Director	India	European Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sankar Datta	Director	India	Chartered Accountant	8/1, Vaidya Rama Iyer Street, T Nagar, Chennai 600017	None.	None.
Mr. Chittranjan Dua	Director	India	Lawyer	88, Sundar Nagar New Delhi 110 003	None.	None.
Mr. Gary Lee Collar	Director	US	Senior Vice President, AGCO	4177 Tami Lane, Central Point, Oregon 97052	86,423 (2)

Disposal on February 8, 2021 of 8,620 shares of Common Stock at a price of $121.84 per share of Common Stock. Receipt on February 8, 2021 of 5,334 shares, 5,050 shares and 4.257 shares of Common Stock based upon satisfaction of certain vesting criteria for performance based awards in the 2018-2020, 2019-2021 and 2020-2022 performance cycles, respectively. (2)

Receipt on January 20, 2021 of 3,279 shares of Common Stock based upon satisfaction of certain time-based vesting criteria. (3)

Mr. P. Ganesh	CFO	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. T.R.Kesavan	Group President	India	Corporate Relations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. C.P.Sounderarajan	Company Secretary	India	Corporate Affairs	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. John Edwin	President	India	Quality – Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.

(1)	Does not include holdings of Common Stock of TAFE and TAFE Motors and Tractors, as disclosed in Item 5.
(2)	Based on report on Form 4 filed on behalf of Mr. Collar with the SEC on February 10, 2021.
(3)	Based on report on Form 4 filed on behalf of Mr. Collar with the SEC on January 20, 2021.

Directors and Executive Officers of TAFE Motors and Tractors

Set forth below are the (i) name, (ii) title, (iii) country of citizenship, (iv) principal occupation, (v) principal business address, (vi) ownership of Common Stock and (vii) transactions in Common Stock during the past 60 days (if any) of each of the directors and executive officers of TAFE Motors and Tractors.

Name of Director	Title	Citizenship	Principal Occupation	Principal Business Address	Ownership of Common Stock	Transactions in Common Stock during the past 60 days
Ms. Mallika Srinivasan	Chairman and Managing Director	India	Chief Executive	35/77 Nungambakkam High Road Chennai 600034	20,059 (1)	None.
Dr. Lakshmi Venu	Deputy Managing Director	India	Strategy & Operations	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. P.B.Sampath	Director	India	Chartered Accountant	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sandeep Sinha	Director	India	Operations	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. S.Chandramohan	Director	India	Finance	35/77 Nungambakkam High Road Chennai 600034	None.	None.
Mr. Sankar Datta	Director	India	Chartered Accountant	8/1, Vaidya Rama Iyer Street, T Nagar, Chennai 600017	None.	None.
Mr. T.R.Kesavan	Director	India	Corporate Relations	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. P. Ganesh	CFO	India	Chartered Accountant	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. C.P.Sounderarajan	Company Secretary	India	Corporate Affairs	35/ 77 Nungambakkam High Road, Chennai 600034	None.	None.
Mr. Alok Mam	Sr. Vice President	India	Manufacturing	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.
Mr. V P Arya	Sr. Vice President	India	Finance	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.
Mr. N. Subramanian	Sr. Vice President	India	Marketing	Plot No. 1, Sector D Industrial Area, Mandideep 462046	None.	None.

(1)	Does not include holdings of Common Stock of TAFE and TAFE Motors and Tractors, as disclosed in Item 5.

EXHIBIT E

POWER OF ATTORNEY

Know all by these presents, that each of the undersigned parties hereby constitutes and appoints Cullen L. Sinclair such party’s true and lawful attorney-in-fact to:

(1)        execute for and on behalf of such party, all documents relating to the reporting of beneficial ownership of securities required to be filed with the United States Securities and Exchange Commission (the “SEC”) pursuant to Section 13(d) or Section 16(a) of the Securities Exchange Act of 1934 and the rules thereunder (the “Exchange Act”), including, without limitation, Schedule 13D and Form 3, Form 4 and Form 5 and successive forms thereto;

(2)        do and perform any and all acts for and on behalf of such party that may be necessary or desirable to complete and execute any such documents, complete and execute any amendment or amendments thereto, and timely file such documents with the SEC and any stock exchange, automated quotation system or similar authority; and

(3)        take any other action of any type whatsoever in furtherance of the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, such party, it being understood that the documents executed by such attorney-in-fact on behalf of such party pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

Such party hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as such party might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. Each of the undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of such undersigned, is not assuming, nor is AGCO Corporation assuming, any responsibilities of any of the undersigned to comply with the Exchange Act.

This Power of Attorney shall remain in full force and effect until such party is no longer required to file such documents with respect to such party’s holdings of and transactions in securities issued by AGCO Corporation, unless earlier revoked by such party in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the each of undersigned has caused this Power of Attorney to be executed as of this 17th day of February, 2021.

TRACTORS AND FARM EQUIPMENT LIMITED

By:	/s/ Mallika Srinivasan
Name:	Mallika Srinivasan
Title:	Chairman and Managing Director

TAFE MOTORS AND TRACTORS LIMITED

By:	/s/ Mallika Srinivasan
Name:	Mallika Srinivasan
Title:	Chairman and Managing Director

/s/ Mallika Srinivasan
Mallika Srinivasan

EXHIBIT G

Letter from Mallika Srinivasan to AGCO Board of Directors

February 17, 2021

TAFE Proposes That the AGCO Board Add Three New Directors and Change the Lead Independent Director

The Board of Directors,

AGCO Corporation,

4205 River Green Parkway,

Duluth, GA 30096-2568

USA

Dear Fellow Board Members,

As you know, I have been communicating with Eric for some time now regarding TAFE’s concerns with the Board’s role in addressing the Company’s weakening competitive position vis-à-vis its peers, and in the review of capital allocation and portfolio decisions. I reviewed these same concerns with you at a recent Board meeting.

While I appreciate that AGCO is belatedly taking steps to address some of its shortfalls, as a 16.2% shareholder and the Company’s largest since 2014, TAFE continues to be very concerned by the Board’s slow progress in creating a truly shareholder-oriented Board. The two recent appointments to the Board were in the context of replacing two long-tenured retiring Directors but do not address the core issues we have identified. Although I supported both new appointments, they do not obviate the need for additional new directors with the requisite Board leadership experience and proven skills in agri-business, global manufacturing transformation and finance.

The Board has a fiduciary duty to work to deliver long-term sustainable value to the Company’s shareholders.  In a cyclical industry such as ours, this includes, among other things, anticipating the challenges arising from cycles and developing effective strategies to weather downturns.  While, of late, AGCO’s share price has benefitted from the current positive environment, our competitors have benefitted even more. We do not believe the current Board is pursuing the right strategies to avoid falling further behind when the cycle inevitably turns. AGCO cannot allow itself to be caught flat-footed.

AGCO requires a transformative agenda and a broad Board refresh to transition out directors whose long tenure has entrenched them in the current way of operating.  It is also critical that the Board install a lead independent Director with a proven track record of high-level public company Board leadership. These actions will add tremendous value to AGCO’s leadership team as we work to build long-term value for all AGCO stakeholders.

To support Eric as he begins his tenure as our new CEO, and to help the Company in this critical task, TAFE conducted an extensive, careful search and put forward three exceptionally qualified candidates with excellent track records, relevant skills and deep Board experience.   These potential candidates were shared with you as soon as possible after we completed a rigorous search and vetting process, and once it became clear that the Board was not, in our view, moving quickly and comprehensively to improve AGCO’s governance structure.  I want to stress that we do not believe that identifying and recruiting these candidates in any way undermines the Board’s governance practices or its parallel – and slow-moving – director search process (which was only instituted in response to our insistence that change was necessary).  Meaningful change on AGCO’s Board is a priority and necessary to fulfil our obligation to protect and enhance shareholder value.  Merely considering adding one director, as has been proposed, is simply not adequate.

I appreciate that the Board and Governance Committee are beginning to recognize the urgency of the matter, and I look forward to working constructively with all of my fellow Board members to achieve an outcome which is in the best interests of the Company and all of its shareholders.

Sincerely,

Mallika